EXHIBIT 99.2

Q1

Supplementary Financial Information

First Quarter 2012

BCE Investor Relations
Thane Fotopoulos
514-870-4619
thane.fotopoulos@bell.ca

Bell

BCE Inc. (1)
Consolidated Operational Data

($ millions of Canadian dollars, except per share amounts) (unaudited)	Q1 2012	Q1 2011	$ change	% change
Operating revenues	4,909	4,466	443	9.9%
Operating costs (A)	(2,916)	(2,574)	(342)	(13.3%)
Pension current service costs	(66)	(59)	(7)	(11.9%)
EBITDA (3)	1,927	1,833	94	5.1%
EBITDA margin (4)	39.3%	41.0%		(1.7	) pts
Severance, acquisition and other costs	(19)	(61)	42	68.9%
Depreciation	(644)	(611)	(33)	(5.4%)
Amortization	(181)	(179)	(2)	(1.1%)
Finance costs
Interest expense	(204)	(191)	(13)	(6.8%)
Interest on employee benefit obligations	(243)	(242)	(1)	(0.4%)
Expected return on pension plan assets	267	254	13	5.1%
Other expense	(20)	(22)	2	9.1%
Earnings before income taxes	883	781	102	13.1%
Income taxes	(207)	(199)	(8)	(4.0%)
Net earnings	676	582	94	16.2%
Net earnings attributable to:
Common shareholders	574	503	71	14.1%
Preferred shareholders	35	29	6	20.7%
Non-controlling interest	67	50	17	34.0%
Net earnings	676	582	94	16.2%
Net earnings per common share – basic	$0.74	$0.67	$0.07	10.4%
Net earnings per common share – diluted	$0.74	$0.67	$0.07	10.4%
Dividends per common share	$0.5425	$0.4925	$0.05	10.2%
Average number of common shares outstanding – basic (millions)	774.3	752.9
Average number of common shares outstanding – diluted (millions)	774.7	753.5
Number of common shares outstanding (millions)	773.6	754.1
Adjusted Net Earnings and EPS
Net earnings attributable to common shareholders	574	503	71	14.1%
Severance, acquisition and other costs	14	40	(26)	(65.0%)
Net gains on investments	(8)	-	(8)	n.m.
Adjusted net earnings attributable to common shareholders (3)	580	543	37	6.8%
Impact on net earnings per share	$0.01	$0.05	$(0.04)	(80.0%)
Adjusted EPS (3)	$0.75	$0.72	$0.03	4.2%

(A)	Excludes pension current service costs
n.m. : not meaningful

BCE Inc. Supplementary Financial Information – First Quarter 2012 Page 2

BCE Inc.
Consolidated Operational Data – Historical Trend

($ millions of Canadian dollars, except per share amounts) (unaudited)	Q1 12	Total 2011	Q4 11	Q3 11	Q2 11	Q1 11
Operating revenues	4,909	19,497	5,166	4,910	4,955	4,466
Operating costs (A)	(2,916)	(11,627)	(3,238)	(2,907)	(2,908)	(2,574)
Pension current service costs	(66)	(241)	(59)	(62)	(61)	(59)
EBITDA	1,927	7,629	1,869	1,941	1,986	1,833
EBITDA margin	39.3%	39.1%	36.2%	39.5%	40.1%	41.0%
Severance, acquisition and other costs	(19)	(409)	1	(130)	(219)	(61)
Depreciation	(644)	(2,538)	(661)	(628)	(638)	(611)
Amortization	(181)	(723)	(181)	(180)	(183)	(179)
Finance costs
Interest expense	(204)	(842)	(215)	(210)	(226)	(191)
Interest on employee benefit obligations	(243)	(984)	(248)	(247)	(247)	(242)
Expected return on pension plan assets	267	1,032	260	259	259	254
Other (expense) income	(20)	129	(5)	11	145	(22)
Earnings before income taxes	883	3,294	820	816	877	781
Income taxes	(207)	(720)	(247)	(80)	(194)	(199)
Net earnings	676	2,574	573	736	683	582
Net earnings attributable to:
Common shareholders	574	2,221	486	642	590	503
Preferred shareholders	35	119	26	33	31	29
Non-controlling interest	67	234	61	61	62	50
Net earnings	676	2,574	573	736	683	582
Net earnings per common share – basic	$0.74	$2.88	$0.62	$0.83	$0.76	$0.67
Net earnings per common share – diluted	$0.74	$2.88	$0.62	$0.83	$0.76	$0.67
Dividends per common share	$0.5425	$2.0450	$0.5175	$0.5175	$0.5175	$0.4925
Average number of common shares outstanding – basic (millions)	774.3	771.4	778.1	777.6	776.6	752.9
Average number of common shares outstanding – diluted (millions)	774.7	771.8	778.7	778.2	777.1	753.5
Number of common shares outstanding (millions)	773.6	775.4	775.4	778.0	777.5	754.1
Adjusted Net Earnings and EPS
Net earnings attributable to common shareholders	574	2,221	486	642	590	503
Severance, acquisition and other costs	14	282	(2)	82	162	40
Net gains on investments	(8)	(89)	-	-	(89)	-
Adjusted net earnings attributable to common shareholders	580	2,414	484	724	663	543
Impact on net earnings per share	$0.01	$0.25	$-	$0.10	$0.10	$0.05
Adjusted EPS	$0.75	$3.13	$0.62	$0.93	$0.86	$0.72

(A)	Excludes pension current service costs

BCE Inc. Supplementary Financial Information – First Quarter 2012 Page 3

BCE Inc.
Segmented Data (2)

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q1 2012	Q1 2011	$ change	% change

Revenues
Bell Wireline	2,579	2,672	(93)	(3.5%)
Bell Wireless	1,320	1,251	69	5.5%
Bell Media	512	-	512	n.m.
Inter-segment eliminations	(78)	(41)	(37)	(90.2%)
Total Bell	4,333	3,882	451	11.6%
Bell Aliant	682	682	-	0.0%
Inter-segment eliminations	(106)	(98)	(8)	(8.2%)
Total BCE Inc.	4,909	4,466	443	9.9%

Operating costs
Bell Wireline	(1,576)	(1,628)	52	3.2%
Bell Wireless	(799)	(790)	(9)	(1.1%)
Bell Media	(431)	-	(431)	n.m.
Inter-segment eliminations	78	41	37	90.2%
Total Bell	(2,728)	(2,377)	(351)	(14.8%)
Bell Aliant	(360)	(354)	(6)	(1.7%)
Inter-segment eliminations	106	98	8	8.2%
Total BCE Inc.	(2,982)	(2,633)	(349)	(13.3%)

EBITDA
Bell Wireline	1,003	1,044	(41)	(3.9%)
Margin	38.9%	39.1%		(0.2	) pts
Bell Wireless	521	461	60	13.0%
Margin	39.5%	36.9%		2.6	pts
Bell Media	81	-	81	n.m.
Margin	15.8%	n.m.		n.m.
Total Bell	1,605	1,505	100	6.6%
Margin	37.0%	38.8%		(1.8	) pts
Bell Aliant	322	328	(6)	(1.8%)
Margin	47.2%	48.1%		(0.9	) pts
Total BCE Inc.	1,927	1,833	94	5.1%
Margin	39.3%	41.0%		(1.7	) pts
Capital expenditures
Bell Wireline	532	402	(130)	(32.3%)
Capital Intensity (5)	20.6%	15.0%		(5.6	) pts
Bell Wireless	136	113	(23)	(20.4%)
Capital Intensity	10.3%	9.0%		(1.3	) pts
Bell Media	12	-	(12)	n.m.
Capital Intensity	2.3%	n.m.		n.m.
Total Bell	680	515	(165)	(32.0%)
Capital Intensity	15.7%	13.3%		(2.4	) pts
Bell Aliant	137	119	(18)	(15.1%)
Capital Intensity	20.1%	17.4%		(2.7	) pts
Total BCE Inc.	817	634	(183)	(28.9%)
Capital Intensity	16.6%	14.2%		(2.4	) pts

BCE Inc. Supplementary Financial Information – First Quarter 2012 Page 4

BCE Inc.
Segmented Data – Historical Trend

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q1 12	Total 2011	Q4 11	Q3 11	Q2 11	Q1 11

Revenues
Bell Wireline	2,579	10,621	2,709	2,610	2,630	2,672
Bell Wireless	1,320	5,231	1,365	1,339	1,276	1,251
Bell Media	512	1,542	578	435	529	-
Inter-segment eliminations	(78)	(261)	(76)	(71)	(73)	(41)
Total Bell	4,333	17,133	4,576	4,313	4,362	3,882
Bell Aliant	682	2,775	701	700	692	682
Inter-segment eliminations	(106)	(411)	(111)	(103)	(99)	(98)
Total BCE Inc.	4,909	19,497	5,166	4,910	4,955	4,466

Operating costs
Bell Wireline	(1,576)	(6,466)	(1,712)	(1,567)	(1,559)	(1,628)
Bell Wireless	(799)	(3,408)	(944)	(858)	(816)	(790)
Bell Media	(431)	(1,208)	(448)	(354)	(406)	-
Inter-segment eliminations	78	261	76	71	73	41
Total Bell	(2,728)	(10,821)	(3,028)	(2,708)	(2,708)	(2,377)
Bell Aliant	(360)	(1,458)	(380)	(364)	(360)	(354)
Inter-segment eliminations	106	411	111	103	99	98
Total BCE Inc.	(2,982)	(11,868)	(3,297)	(2,969)	(2,969)	(2,633)

EBITDA
Bell Wireline	1,003	4,155	997	1,043	1,071	1,044
Margin	38.9%	39.1%	36.8%	40.0%	40.7%	39.1%
Bell Wireless	521	1,823	421	481	460	461
Margin	39.5%	34.8%	30.8%	35.9%	36.1%	36.9%
Bell Media	81	334	130	81	123	-
Margin	15.8%	21.7%	22.5%	18.6%	23.3%	n.m.
Total Bell	1,605	6,312	1,548	1,605	1,654	1,505
Margin	37.0%	36.8%	33.8%	37.2%	37.9%	38.8%
Bell Aliant	322	1,317	321	336	332	328
Margin	47.2%	47.5%	45.8%	48.0%	48.0%	48.1%
Total BCE Inc.	1,927	7,629	1,869	1,941	1,986	1,833
Margin	39.3%	39.1%	36.2%	39.5%	40.1%	41.0%
Capital expenditures
Bell Wireline	532	1,973	647	474	450	402
Capital Intensity	20.6%	18.6%	23.9%	18.2%	17.1%	15.0%
Bell Wireless	136	619	188	150	168	113
Capital Intensity	10.3%	11.8%	13.8%	11.2%	13.2%	9.0%
Bell Media	12	91	36	28	27	-
Capital Intensity	2.3%	5.9%	6.2%	6.4%	5.1%	n.m.
Total Bell	680	2,683	871	652	645	515
Capital Intensity	15.7%	15.7%	19.0%	15.1%	14.8%	13.3%
Bell Aliant	137	573	137	162	155	119
Capital Intensity	20.1%	20.6%	19.5%	23.1%	22.4%	17.4%
Total BCE Inc.	817	3,256	1,008	814	800	634
Capital Intensity	16.6%	16.7%	19.5%	16.6%	16.1%	14.2%

BCE Inc. Supplementary Financial Information – First Quarter 2012 Page 5

Bell Wireline(2)

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q1 2012	Q1 2011	% change
Bell Wireline
Local & access	678	729	(7.0%)
Long distance	212	234	(9.4%)
Data (A)	1,418	1,415	0.2%
Equipment & other	192	219	(12.3%)
Total external revenues	2,500	2,597	(3.7%)
Inter-segment revenues	79	75	5.3%
Total Bell Wireline operating revenues	2,579	2,672	(3.5%)
Operating costs	(1,576)	(1,628)	3.2%
EBITDA	1,003	1,044	(3.9%)
EBITDA Margin	38.9%	39.1%	(0.2	) pts

Capital expenditures	532	402	(32.3%)
Capital Intensity	20.6%	15.0%	(5.6	) pts

Local
Network access services (NAS)
Residential	3,205,002	3,544,600	(9.6%)
Business	2,800,124	2,871,862	(2.5%)
Total	6,005,126	6,416,462	(6.4%)
Network access service net (losses)/activations
Residential	(71,119)	(64,287)	(10.6%)
Business	(25,411)	5,044	n.m.
Total	(96,530)	(59,243)	(62.9%)
Internet
High Speed Internet net activations	12,393	13,161	(5.8%)
High Speed Internet subscribers EOP (B)	2,104,192	2,110,487	(0.3%)
TV
Net subscriber activations (C)	17,623	8,058	n.m.
Total subscribers EOP (C) (D)	2,111,675	2,043,416	3.3%

(A)

Starting in Q1 2012, we have included TV service revenues in data revenues to align with the reporting practices of our peers. As a result, we have restated prior period results within Bell Wireline. Our previously reported Wireline segment and consolidated results did not change as a result of this restatement.

(B)

At the beginning of 2012, our high-speed Internet subscriber base was reduced by 20,953 customers to reflect the decommissioning of our WiMax network and our decision to shut down our cable TV business in Montréal in 2012.

(C)	Our TV customer base was increased by 15,260 customers to include the cable operations of Northwestel at the beginning of Q1 2011
(D)	At the beginning of 2012, our TV subscriber base was reduced by 9,527 customers following our decision to shut down our cable TV business in Montréal in 2012.

BCE Inc. Supplementary Financial Information – First Quarter 2012 Page 6

Bell Wireline – Historical Trend

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q1 12	Total 2011	Q4 11	Q3 11	Q2 11	Q1 11
Bell Wireline
Local & access	678	2,852	687	710	726	729
Long distance	212	903	219	223	227	234
Data (A)	1,418	5,642	1,450	1,384	1,393	1,415
Equipment & other	192	911	272	212	208	219
Total external revenues	2,500	10,308	2,628	2,529	2,554	2,597
Inter-segment revenues	79	313	81	81	76	75
Total Bell Wireline operating revenues	2,579	10,621	2,709	2,610	2,630	2,672
Operating costs	(1,576)	(6,466)	(1,712)	(1,567)	(1,559)	(1,628)
EBITDA	1,003	4,155	997	1,043	1,071	1,044
EBITDA Margin	38.9%	39.1%	36.8%	40.0%	40.7%	39.1%

Capital expenditures	532	1,973	647	474	450	402
Capital Intensity	20.6%	18.6%	23.9%	18.2%	17.1%	15.0%

Local
Network access services (NAS)
Residential	3,205,002	3,276,121	3,276,121	3,365,854	3,461,121	3,544,600
Business	2,800,124	2,825,535	2,825,535	2,839,482	2,854,844	2,871,862
Total	6,005,126	6,101,656	6,101,656	6,205,336	6,315,965	6,416,462
Network access service net (losses)/activations
Residential	(71,119)	(332,766)	(89,733)	(95,267)	(83,479)	(64,287)
Business	(25,411)	(41,283)	(13,947)	(15,362)	(17,018)	5,044
Total	(96,530)	(374,049)	(103,680)	(110,629)	(100,497)	(59,243)
Internet
High Speed Internet net activations	12,393	15,426	1,091	(101)	1,275	13,161
High Speed Internet subscribers EOP (B)	2,104,192	2,112,752	2,112,752	2,111,661	2,111,762	2,110,487
TV
Net subscriber activations (C)	17,623	68,221	27,702	26,169	6,292	8,058
Total subscribers EOP (C) (D)	2,111,675	2,103,579	2,103,579	2,075,877	2,049,708	2,043,416

(A)

Starting in Q1 2012, we have included TV service revenues in data revenues to align with the reporting practices of our peers. As a result, we have restated prior period results within Bell Wireline. Our previously reported Wireline segment and consolidated results did not change as a result of this restatement.

(B)	At the beginning of 2012, our high-speed Internet subscriber base was reduced by 20,953 customers to reflect the decommissioning of our WiMax network and our decision to shut down our cable TV business in Montréal in 2012.
(C)	Our TV customer base was increased by 15,260 customers to include the cable operations of Northwestel at the beginning of Q1 2011
(C)	At the beginning of 2012, our TV subscriber base was reduced by 9,527 customers following our decision to shut down our cable TV business in Montréal in 2012.

BCE Inc. Supplementary Financial Information – First Quarter 2012 Page 7

Bell Wireless(2)

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q1 2012	Q1 2011	% change
Bell Wireless
Revenue
Service	1,214	1,145	6.0%
Product	94	99	(5.1%)
Total external Bell Wireless revenues	1,308	1,244	5.1%
Inter-segment	12	7	71.4%
Total Bell Wireless operating revenues	1,320	1,251	5.5%
Operating costs	(799)	(790)	(1.1%)
EBITDA	521	461	13.0%
EBITDA margin (Total revenues)	39.5%	36.9%	2.6	pts
EBITDA margin (Service revenues)	42.9%	40.3%	2.6	pts
Capital expenditures	136	113	(20.4%)
Capital intensity	10.3%	9.0%	(1.3	) pts
Wireless gross activations	388,146	423,799	(8.4%)
Postpaid	293,572	299,657	(2.0%)
Wireless net activations	(21,327)	5,292	n.m.
Postpaid	62,576	80,648	(22.4%)
Wireless subscribers EOP	7,406,155	7,247,340	2.2%
Postpaid	6,037,742	5,622,017	7.4%
Average revenue per unit (ARPU)($/month)(6)	53.84	51.68	4.2%
Churn (%) (average per month) (7)	1.8%	1.9%	0.1	pts
Prepaid	3.9%	3.7%	(0.2	) pts
Postpaid	1.4%	1.4%	0.0	pts
Usage per subscriber (min/month)	285	256	11.3%
Cost of acquisition (COA) (8) ($/sub)	399	366	(9.0%)

BCE Inc. Supplementary Financial Information – First Quarter 2012 Page 8

Bell Wireless – Historical Trend

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q1 12	Total 2011	Q4 11	Q3 11	Q2 11	Q1 11
Bell Wireless
Revenue
Service	1,214	4,769	1,222	1,228	1,174	1,145
Product	94	422	129	102	92	99
Total external Bell Wireless revenues	1,308	5,191	1,351	1,330	1,266	1,244
Inter-segment	12	40	14	9	10	7
Total Bell Wireless operating revenues	1,320	5,231	1,365	1,339	1,276	1,251
Operating costs	(799)	(3,408)	(944)	(858)	(816)	(790)
EBITDA	521	1,823	421	481	460	461
EBITDA margin (Total revenues)	39.5%	34.8%	30.8%	35.9%	36.1%	36.9%
EBITDA margin (Service revenues)	42.9%	38.2%	34.5%	39.2%	39.2%	40.3%
Capital expenditures	136	619	188	150	168	113
Capital intensity	10.3%	11.8%	13.8%	11.2%	13.2%	9.0%
Wireless gross activations	388,146	1,936,396	511,917	525,780	474,900	423,799
Postpaid	293,572	1,402,965	389,317	372,346	341,645	299,657
Wireless net activations	(21,327)	185,434	57,886	85,749	36,507	5,292
Postpaid	62,576	433,797	131,986	126,854	94,309	80,648
Wireless subscribers EOP	7,406,155	7,427,482	7,427,482	7,369,596	7,283,847	7,247,340
Postpaid	6,037,742	5,975,166	5,975,166	5,843,180	5,716,326	5,622,017
Average revenue per unit (ARPU)($/month)	53.84	53.55	54.50	55.01	52.99	51.68
Churn (%)(average per month)	1.8%	2.0%	2.1%	2.0%	2.0%	1.9%
Prepaid	3.9%	3.9%	4.2%	3.9%	3.7%	3.7%
Postpaid	1.4%	1.5%	1.5%	1.5%	1.5%	1.4%
Usage per subscriber (min/month)	285	283	299	291	282	256
Cost of acquisition (COA)($/sub)	399	403	450	392	400	366

BCE Inc. Supplementary Financial Information – First Quarter 2012 Page 9

BCE Inc.
Net debt and other information

BCE Inc. – Net debt and preferreds

At March 31, 2012		BCE Inc.
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)
		Bell
	Bell	Aliant	BCE Inc.
Debt due within one year	1,980	406	2,386
Long-term debt	10,030	2,652	12,682
Preferred shares – BCE (A)	1,698	-	1,698
Cash and cash equivalents	(369)	(28)	(397)
Net debt	13,339	3,030	16,369

Bell – Net debt and preferreds
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)
	March 31	Dec. 31
	2012	2011
Debt due within one year	1,980	1,724
Long-term debt	10,030	10,070
Preferred shares – BCE (A)	1,698	1,558
Cash and cash equivalents	(369)	(140)
Net Debt	13,339	13,212
Net Debt / Adjusted EBITDA (B)	2.0	2.0
Adjusted EBITDA (B) / Net interest, excluding interest on employee benefit obligations and including 50% of preferred dividends	9.0	9.1

Bell Media Inc. – Proportionate Information
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)
	Q1 2012	Total 2011	Q4 2011	Q3 2011	Q2 2011
Proportionate Net Debt	188	230	230	220	275
Proportionate EBITDA	64	278	113	62	103

Cash Flow Information
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q1 2012	Q1 2011	$ change	% change
Free Cash Flow (FCF)
Cash from operating activities, excluding acquisition costs paid	1,005	737	268	36.4%
Capital expenditures	(680)	(515)	(165)	(32.0%)
Dividends paid on preferred shares	(33)	(28)	(5)	(17.9%)
Dividends/distributions paid by subsidiaries to non-controlling interest	(13)	-	(13)	n.m.
Bell Aliant distributions to BCE	48	71	(23)	(32.4%)
FCF	327	265	62	23.4%

Cash Flow Information – Historical Trend
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q1 2012	Total 2011	Q4 2011	Q3 2011	Q2 2011	Q1 2011
Free Cash Flow (FCF)
Cash from operating activities, excluding acquisition costs paid	1,005	4,129	676	1,651	1,065	737
Capital expenditures	(680)	(2,683)	(871)	(652)	(645)	(515)
Dividends paid on preferred shares	(33)	(118)	(31)	(31)	(28)	(28)
Dividends/distributions paid by subsidiaries to non-controlling interest	(13)	(31)	(8)	(11)	(12)	-
Bell Aliant distributions to BCE	48	214	48	48	47	71
FCF	327	1,511	(186)	1,005	427	265

(A)	Net debt includes 50% of preferred shares.
(B)	Adjusted EBITDA is defined as EBITDA including dividends / distributions from Bell Aliant to BCE and is based on trailling 12 months data.

BCE Inc. Supplementary Financial Information – First Quarter 2012 Page 10

BCE Inc.
Consolidated Statements of Financial Position Data

	March 31	December 31
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	2012	2011
ASSETS
Current assets
Cash	130	130
Cash equivalents	267	45
Trade and other receivables	2,821	3,119
Current tax receivable	38	43
Inventory	361	427
Prepaid expenses	397	262
Other current assets	128	152
Total current assets	4,142	4,178
Non-current assets
Property, plant and equipment	18,897	18,785
Intangible assets	7,983	8,013
Deferred tax assets	314	329
Investments in associates and joint ventures	314	307
Other non-current assets	576	629
Goodwill	7,185	7,185
Total non-current assets	35,269	35,248
Total assets	39,411	39,426
LIABILITIES
Current liabilities
Trade payables and other liabilities	3,464	4,056
Interest payable	154	134
Dividends payable	432	415
Current tax liabilities	43	47
Debt due within one year	2,386	2,106
Total current liabilities	6,479	6,758
Non-current liabilities
Long-term debt	12,682	12,721
Deferred tax liabilities	832	881
Employee benefit obligation	3,180	2,966
Other non-current liabilities	1,297	1,341
Total non-current liabilities	17,991	17,909
Total liabilities	24,470	24,667
EQUITY
Equity attributable to owners of the parent
Preferred shares	3,395	3,115
Common shares	13,540	13,566
Shares subject to cancellation	-	(50)
Contributed surplus	2,536	2,527
Accumulated other comprehensive (loss) income	(6)	5
Deficit	(5,472)	(5,385)
Total equity attributable to owners of the parent	13,993	13,778
Non-controlling interest	948	981
Total equity	14,941	14,759
Total liabilities and equity	39,411	39,426
Number of common shares outstanding	773.6	775.4

BCE Inc. Supplementary Financial Information – First Quarter 2012 Page 11

BCE Inc.
Consolidated Cash Flow Data

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q1 2012	Q1 2011	$ change
Net earnings	676	582	94
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	19	61	(42)
Depreciation and amortization	825	790	35
Net employee benefit plans cost	42	47	(5)
Net interest expense	203	189	14
Gains on investments	(8)	-	(8)
Income taxes	207	199	8
Contributions to employee pension plans	(86)	(354)	268
Payments under other employee future benefit plans	(24)	(24)	-
Severance and other costs paid	(92)	(247)	155
Acquisition costs paid	(25)	(4)	(21)
Interest paid	(180)	(167)	(13)
Income taxes paid (net of refunds)	(104)	(8)	(96)
Operating assets and liabilities	(255)	(330)	75
Cash flows from operating activities	1,198	734	464
Bell Aliant dividends/distributions paid to BCE	48	71	(23)
Capital expenditures	(817)	(634)	(183)
Cash dividends paid on preferred shares	(33)	(28)	(5)
Cash dividends/distributions paid by subsidiaries to non-controlling interest	(79)	(91)	12
Acquisition costs paid	25	4	21
Bell Aliant Free Cash Flow	(15)	209	(224)
Free Cash Flow (3)	327	265	62
Bell Aliant free cash flow, excluding dividends/distributions paid	(33)	(280)	247
Business acquisitions	(2)	-	(2)
Acquisition costs paid	(25)	(4)	(21)
Business dispositions	-	2	(2)
Increase in investments	(1)	(2)	1
Decrease in investments	10	3	7
Other investing activities	1	4	(3)
Increase in notes payable and bank advances	266	526	(260)
Reduction in securitized trade receivables	(12)	(2)	(10)
Issue of long-term debt	11	1,002	(991)
Repayment of long-term debt	(85)	(76)	(9)
Cash dividends paid on common shares	(403)	(344)	(59)
Issue of common shares	18	49	(31)
Repurchase of common shares	(107)	-	(107)
Issue of preferred shares	280	-	280
Issue of equity securities by subsidiaries to non-controlling interest	1	288	(287)
Other financing activities	(24)	(30)	6
	(105)	1,136	(1,241)
Net increase in cash and cash equivalents	222	1,401	(1,179)
Cash and cash equivalents at beginning of period	175	771	(596)
Cash and cash equivalents at end of period	397	2,172	(1,775)

Other information
Cash flow per share (9)	$0.49	$0.13	$0.36
Annualized cash flow yield (10)	5.1%	4.3%	(0.8	) pts

BCE Inc. Supplementary Financial Information – First Quarter 2012 Page 12

BCE Inc.
Consolidated Cash Flow Data – Historical Trend

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q1 12	Total 2011	Q4 11	Q3 11	Q2 11	Q1 11
Net earnings	676	2,574	573	736	683	582
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	19	409	(1)	130	219	61
Depreciation and amortization	825	3,261	842	808	821	790
Net employee benefit plans cost	42	193	47	50	49	47
Net interest expense	203	821	213	207	212	189
Gains on investments	(8)	(89)	-	-	(89)	-
Income taxes	207	720	247	80	194	199
Contributions to employee pension plans	(86)	(1,491)	(961)	(91)	(85)	(354)
Payments under other employee future benefit plans	(24)	(102)	(26)	(25)	(27)	(24)
Severance and other costs paid	(92)	(411)	(68)	(37)	(59)	(247)
Acquisition costs paid	(25)	(70)	(28)	(7)	(31)	(4)
Interest paid	(180)	(795)	(234)	(178)	(216)	(167)
Income taxes paid (net of refunds)	(104)	(130)	(73)	(24)	(25)	(8)
Operating assets and liabilities	(255)	(21)	307	267	(265)	(330)
Cash flows from operating activities	1,198	4,869	838	1,916	1,381	734
Bell Aliant dividends/distributions paid to BCE	48	214	48	48	47	71
Capital expenditures	(817)	(3,256)	(1,008)	(814)	(800)	(634)
Cash dividends paid on preferred shares	(33)	(118)	(31)	(31)	(28)	(28)
Cash dividends/distributions paid by subsidiaries to non-controlling interest	(79)	(315)	(72)	(75)	(77)	(91)
Acquisition costs paid	25	70	28	7	31	4
Bell Aliant Free Cash Flow	(15)	47	11	(46)	(127)	209
Free Cash Flow	327	1,511	(186)	1,005	427	265
Bell Aliant free cash flow, excluding dividends/distributions paid	(33)	(261)	(59)	(2)	80	(280)
Business acquisitions	(2)	(680)	-	-	(680)	-
Acquisition costs paid	(25)	(70)	(28)	(7)	(31)	(4)
Business dispositions	-	2	-	-	-	2
Increase in investments	(1)	(12)	(6)	(2)	(2)	(2)
Decrease in investments	10	56	6	2	45	3
Other investing activities	1	6	2	1	(1)	4
Increase (decrease) in notes payable and bank advances	266	30	54	106	(656)	526
(Reduction) increase in securitized trade receivables	(12)	(318)	32	-	(348)	(2)
Issue of long-term debt	11	2,314	8	3	1,301	1,002
Repayment of long-term debt	(85)	(2,350)	(342)	(193)	(1,739)	(76)
Cash dividends paid on common shares	(403)	(1,520)	(403)	(402)	(371)	(344)
Issue of common shares	18	152	37	15	51	49
Repurchase of common shares	(107)	(143)	(143)	-	-	-
Issue of preferred shares	280	345	-	345	-	-
Issue of equity securities by subsidiaries to non-controlling interest	1	403	115	-	-	288
Other financing activities	(24)	(61)	(16)	(43)	28	(30)
	(105)	(2,107)	(743)	(177)	(2,323)	1,136
Net increase (decrease) in cash and cash equivalents	222	(596)	(929)	828	(1,896)	1,401
Cash and cash equivalents at beginning of period	175	771	1,104	276	2,172	771
Cash and cash equivalents at end of period	397	175	175	1,104	276	2,172

Other information
Cash flow per share	$0.49	$2.09	$(0.23)	$1.43	$0.76	$0.13
Annualized cash flow yield	5.1%	4.6%	4.6%	3.8%	3.3%	4.3%

BCE Inc. Supplementary Financial Information – First Quarter 2012 Page 13

Accompanying Notes

(1)

Throughout this report, BCE means BCE Inc., its subsidiaries, joint ventures and associates; Bell means our Bell Wireline, Bell Wireless and Bell Media segments on an aggregate basis; and Bell Aliant means Bell Aliant Inc. and its subsidiaries.

(2)

We report our results of operations in four segments: Bell Wireline, Bell Wireless, Bell Media and Bell Aliant. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance.

Starting in the first quarter of 2012, we have included TV service revenues in data revenues to align with the reporting practices of our peers. As a result, we have restated prior period results within Bell Wireline. The previously reported Wireline segment and consolidated results did not change as a result of this restatement.

In the second quarter of 2011, BCE acquired the remaining 85% of CTV Inc. (CTV) common shares that it did not already own. CTV is a media company that holds specialty television, digital media, conventional TV and radio broadcasting assets. CTV is reported as a new segment, Bell Media. As at the acquisition date, we transferred certain assets from our wireline business segment to this new segment.

(3)

Non-GAAP Financial Measures

EBITDA

The term EBITDA does not have any standardized meaning according to IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other companies.

We define EBITDA as operating revenues less operating costs (including pension current service costs). We use EBITDA to evaluate the performance of our businesses as it reflects their ongoing profitability. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. EBITDA also is one component in the determination of short-term incentive compensation for all management employees. EBITDA has no directly comparable IFRS financial measure. Alternatively, it may be reconciled to net earnings as shown in this document.

Adjusted net earnings and Adjusted earnings per share (EPS)

The terms Adjusted net earnings and Adjusted EPS do not have any standardized meaning according to IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other companies.

We define Adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, and net (gains) losses on investments. We define Adjusted EPS as Adjusted net earnings per BCE common share.

We use Adjusted net earnings and Adjusted EPS, among other measures, to assess the performance of our businesses without the effects of severance, acquisition and other costs, and net (gains) losses on investments, net of tax and non-controlling interest. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS.

BCE Inc. Supplementary Financial Information – First Quarter 2012 Page 14

Accompanying Notes

Free Cash Flow

The term free cash flow does not have any standardized meaning according to IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other companies.

We define free cash flow as cash flows from operating activities, excluding acquisition costs paid, and dividends/distributions received from Bell Aliant less capital expenditures, preferred share dividends, dividends/distributions paid by subsidiaries to non-controlling interest and Bell Aliant free cash flow.

We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and reinvest in our company. We present free cash flow consistently from period to period, which allows us to compare our financial performance on a consistent basis.

We believe that certain investors and analysts use free cash flow to value a business and its underlying assets.

The most comparable IFRS financial measure is cash flows from operating activities.

(4)	EBITDA margin is calculated as follows: EBITDA Operating revenues
(5)	Capital Intensity is calculated as follows: Capital expenditures Operating revenues
(6)	Average revenue per unit (ARPU) represents the measurement of the average revenue generated by each unit, expressed as a rate per month for the year.
(7)	Churn is the rate at which existing subscribers cancel their services. Churn is calculated as the number of subscribers disconnected divided by the average subscriber base.
(8)

Cost of acquisition (COA) is also referred to as subscriber acquisition costs. This measure is expressed per gross activation. It includes costs associated with acquiring a customer such as hardware subsidies, marketing and distribution costs.

(9)	Cash flow per share is calculated as follows: Cash flow from operating activities less capital expenditures Average number of common shares outstanding
(10)	Annualized cash flow yield is calculated as follows: Trailing 12 month free cash flow Number of common shares outstanding at end of period multiplied by share price at end of period

BCE Inc. Supplementary Financial Information – First Quarter 2012 Page 15